FMS Farmers & Mechanics Bank

AR/S

39 Convenient Locations!

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

03017997

Main Branch
Sunset Road-Burlington
609-386-2400

Audubon
S. White Horse Pike

Beverly
Cooper Street

Bordentown
Farnsworth Avenue

Browns Mills
Pemb.-Browns Mills Rd

Burlington City
High Street

Burlington Twp.
Sunset Road

Burlington
Neck Road

Burlington-Wal-Mart
Rt. 541 and Sunset Rd

Chesterfield
Bordentown-Chester Rd

Cinnaminson
Highland Avenue

Cinnaminson- Wal-Mart
Route 130 South

Delanco
Burlington Avenue

Delran
Route 130 North

Eastampton
Woodlane Road

Edgewater Park
Cooper Street

Florence
W. Front Street

Hamilton-Wal-
Market Place Blvc

Larchmont
Route 38

Lumberton
Route 38

Lumberton-Wal-Mart
Route 38

Marlton
East Main Street

Medford
Taunton Forge Sh

Medford Lak
Stokes Road

Medford Villc
South Main Stree

Moorestown
East Main Street

Mount Holly
Fairgrounds Plaza-High St.

Mount Laurel
Church Road

Mount Laurel
Fellowship Road

Pemberton
Fort Dix Road

Pennsauken
Merchantville Avenue

Riverside
Scott Street

Southampton
Rt. 70 & Red Lion Cir.

Tabernacle
Route 206

Willingboro
Charleston Road

Willingboro
Rt. 130 N. & VanSciver Parkway

Willingboro East
Beverly-Rancocas Rd

Willingboro West
Rose & Bev-Rancocas Rd



P.E.
12-31-02

Burlington County, NJ
- 2002

What a Great Bank!

24 Hour Internet Banking: www.fmsbank.net

Open 7 Days a Week, Mon-Fri 8am-8pm, Sat & Sun 9am-3pm

FMS

FMS FINANCIAL CORPORATION ANNUAL REPORT **2002**

CORPORATE PROFILE

Originally founded in 1871 under the name of Farmers' and Mechanics' Building and Loan Association, Farmers & Mechanics Bank is a wholly owned subsidiary of FMS Financial Corporation. The Corporation is listed on the Nasdaq National Market System under the trading symbol of FMCO. With total assets of $1.1 billion, the Corporation employs 321 full-time and 214 part-time employees who service over 156 thousand deposit accounts. The Bank, which currently operates 39 branches in Burlington, Camden and Mercer County, is open seven days a week and offers free on-line banking, bill pay, telephone banking and coin counting. We continue to strive for convenient, personal, full service banking so as to remain your "Hometown Bank."



Jim, Doug, Tom, Craig, Peter, Channing, Frank,
Karen, Merle, Amy

ABOUT OUR COVER-

Shown on our cover are two advertisements used by the Bank during the year.

To Our Shareholders:

Success in community banking can be measured in a variety of ways. Assets, deposits and earnings growth are the standard measures. Just as important are the underlying activities of expanding our branch system, managing the complexity of back-office operations, upgrading our computer and communications capabilities and improving our policies and services. Most importantly, community banking is directed at building long term relationships with loan and deposit customers in the communities we serve.

The financial report for 2002 was exceptionally good. Deposits increased to $800 million and assets exceeded a billion dollars for the first time. Earnings were substantially higher than in prior years. The bank's cost of funds decreased because of the rapid decline in short term rates during the year and our continued greater reliance on transaction accounts which have higher operating costs and lower interest costs. Our income on loans and investments is based on longer term interest rates which declined more slowly. The result was record income for 2002.

Net interest income for any one year is the result of a portfolio of assets and liabilities which changes slowly over time. While the lower short term rates helped a lot in 2002, loan and investment returns have continued to decline and it appears that earnings for 2003 will be somewhat lower than in 2002.

We are working hard at the other aspects of success in community banking. We added new branches in Delanco and at the Burlington Wal-Mart during 2002. In early 2003, we are opening a new branch in Willingboro and branches in the Cinnaminson and Hamilton Wal-Marts. At the end of March we are taking over an operating branch in Florence, with $20 million in deposits, which we are acquiring from a commercial bank. At the same time, we are continuing to invest in improved back-office operations and more computer and communications equipment. During 2002 we implemented internet banking including an on-line bill paying system. We have switched to a check imaging system, which simplifies our sorting of checks, improves our ability to retrieve information and see check images from any computer, and provides image statements to our customers, which are convenient and reduce mailing costs.

We continue to believe that a community bank can compete very successfully with the larger institutions because it is closer to the people it serves. Our organization has grown to more than 500 people working together to serve the financial needs of our neighbors. We are working to give good services today and building relationships for the future.

Sincerely,

Craig W. Yates

Craig W. Yates
President

FINANCIAL HIGHLIGHTS

Financial Condition: (In Thousands)

December 31,	2002	2001	2000	1999
Assets	**$1,126,557**	$966,537	$839,076	$772,501
Loans receivable, net	**361,674**	336,544	290,179	299,695
Deposits	**800,340**	729,506	648,539	603,892
Stockholders' equity	**57,638**	52,203	47,410	46,097

Operations: (In Thousands, except per share data)

Year Ended December 31,	2002	2001	2000	1999
Interest income	**$57,748**	$ 55,300	$ 52,349	$ 47,863
Interest expense	**24,756**	28,752	27,398	24,742
Net interest income	**32,992**	26,548	24,951	23,120
Net income	**7,961**	5,459	5,112	5,114
Basic earnings per common share	**1.22**	0.81	0.74	0.71
Diluted earnings per common share	**1.21**	0.81	0.74	0.70
Dividends declared per common share	**0.12**	0.12	0.12	0.12
Weighted average common shares outstanding	**6,548**	6,701	6,888	7,210
Weighted average common shares and common stock equivalents outstanding	**6,577**	6,714	6,947	7,292

Other Selected Data:

Year Ended December 31,	2002	2001	2000	1999
Net interest rate spread	**3.44%**	3.24%	3.40%	3.28%
Net interest margin	**3.40**	3.22	3.42	3.36
Return on average assets	**0.77**	0.56	0.66	0.61
Return on average equity	**14.61**	10.02	11.16	10.93
Dividend payout ratio	**9.92**	14.81	16.22	17.14
Equity-to-asset ratio	**5.12**	5.40	5.65	5.97
Number of employees (full-time equivalents)	**480**	439	427	382

(a) Includes $2.7 million for the one-time special assessment to recapitalize the SAIF.
(b) Adjusted for stock splits in 1998 and 1996, as applicable.

1998	1997	1996	1995	1994	1993
$691,812	$628,403	$541,710	$501,550	$483,776	$445,029
298,603	302,831	306,871	288,400	283,260	269,264
536,310	489,440	453,277	428,809	429,431	406,017
43,469	38,916	33,826	33,053	29,159	25,906

1998	1997	1996	1995	1994	1993
$ 46,563	$40,813	$ 36,841	$ 35,201	$ 32,270	$ 31,510
24,869	20,879	18,978	18,041	15,336	16,100
21,694	19,934	17,863	17,160	16,934	15,410
5,271	5,491	3,026 (a)	4,343	4,455	4,215
0.73	0.77	0.41	0.58	0.58	0.54
0.72	0.75	0.40	0.56	0.56	0.53
0.11	0.08 (b)	0.07 (b)	0.07 (b)	0.00	0.00
7,204	7,165	7,411	7,512	7,728	7,739
7,314	7,346	7,573	7,695	7,952	7,978

1998	1997	1996	1995	1994	1993
3.50%	3.60%	3.50%	3.49%	3.64%	3.49%
3.48	3.72	3.66	3.66	3.72	3.62
0.79	0.98	0.60	0.89	0.94	0.96
12.86	15.11	8.99	14.00	16.01	17.80
15.28	10.67	17.50	12.43	0.00	0.00
6.28	6.19	6.24	6.59	6.03	5.82
335	299	236	209	196	183

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. FMS Financial Corporation undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FMS Financial Corporation (the "Corporation") is the parent company of Farmers & Mechanics Bank (the "Bank"), its only subsidiary. Earnings of the Corporation are primarily dependent on the earnings of the Bank as the Corporation has engaged in no significant operations of its own. Accordingly, the earnings of the Corporation are largely dependent on the receipt of earnings from the Bank in the form of dividends.

The earnings of the Bank depend primarily on its net interest income. Net interest income is affected by: (i) the volume of interest-earning assets and interest-bearing liabilities (see "Rate Volume Analysis"), (ii) rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities and (iii) the difference ("interest rate spread") between average rates of interest earned on interest-earning assets and average rates paid on interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Bank also derives income from service charges on customer deposit accounts and fees on loans. In addition to interest expense, the Bank incurs operating expenses such as salaries, employee benefits, deposit insurance premiums, depreciation, property maintenance and advertising.

Market Risk and Liquidity Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Bank's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure. The Bank does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.The Bank's policy allows investment only in securities which have a rating of AA or better. The Bank holds a substantial component of its investment portfolio in mortgage-backed securities and collateralized mortgage obligations (collectively, "MBS and CMO"). At the end of 2002, the total investment in MBS and CMO amounted to $559.2 million, or 87.8% of total investments. These are instruments collateralized by pools of residential and commercial mortgages which return interest and principal payments to the investor when performing in accordance with their terms. Approximately 61.1% of the Bank's MBS holdings are U.S. Government Agency securities (GNMA, FNMA and FHLMC), which carry either direct government or quasi-government guarantees and are rated AAA in terms of credit quality. The Bank also owns non-agency CMOs, issued by major financial institutions, which are rated AAA or AA. CMOs are generally very liquid issues with major brokerage houses providing ready markets. However, CMOs are subject to prepayment and extension risk which can adversely affect their yields and expected average life. MBS and CMOs of $5.8 million and $5.1 million were used to secure public funds on deposit at December 31, 2002 and 2001, respectively.

Interest Rate Risk

Interest rate risk is the risk of loss in value due to changes in interest rates. This risk is addressed by the Bank's Asset Liability Management Committee ("ALCO"), which includes senior management. The ALCO monitors and considers methods of managing interest rate risk by monitoring changes in the interest rate repricing GAP ("GAP"), the net portfolio values ("NPV") and net interest income under various interest rate scenarios. The ALCO attempts to manage the various components of the Bank's balance sheet to minimize the impact of sudden and sustained changes in interest rates through GAP, NPV and net interest income scenarios.

The Bank's exposure to interest rate risk is reviewed on a periodic basis by the Board of Directors and the ALCO. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time.

The difference, or the interest rate repricing "GAP", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates over a period of time. A GAP is considered positive when the amount of interest-rate sensitive assets maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive liabilities maturing or repricing within that period and is considered negative when the amount of interest-rate sensitive liabilities maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive assets maturing or repricing within that period. Generally, during a period of rising interest rates, a negative GAP within a given period of time would adversely affect net interest income, while a positive GAP within such period of time may result in an increase in net interest income; during a period of falling interest rates, a negative GAP within a given period of time may result in an increase in net interest income while a positive GAP within such period of time may have the opposite effect. At December 31, 2002 the Bank's GAP position for net assets repricing for one year cumulative totaled a positive $9.5 million.

Interest rate risk exposure is also measured using interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates and interest liabilities. The Board of Directors may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved limits if potential changes to NPV and net interest income resulting from hypothetical interest rate changes are not within the limits established.

The Bank has developed strategies to manage its liquidity, shorten the effective maturities of certain interest-earning assets and increase the effective maturities of certain liabilities to reduce the exposure to interest rate fluctuations. These strategies include focusing its investment activities on short and medium-term securities, maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates, and utilizing Federal Home Loan Bank (FHLB) borrowings and deposit marketing programs to adjust the repricing intervals of its liabilities.

The Bank measures its interest rate risk using the Office of Thrift Supervision's (OTS) NPV method. NPV is calculated based on the net present value of estimated cash flows utilizing market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources. An institution's interest rate risk is measured as the change to its NPV as a result of a hypothetical immediate 200 basis point change in market interest rates. Based on this analysis at December 31, 2002, the Bank would experience a 250 basis point decrease in its NPV as a percent of assets if rates rise by 200 basis points in comparison to a flat rate scenario. Due to the abnormally low interest rate environment decreases of 200 points or more have been omitted.

Changes in Market	Net Portfolio Value			
Interest Rates (basis points)	$ Amount	$ Change	% Change	NPV Ratio (a)
+300	$31,186	(59,184)	(65%)	2.83%
+200	58,513	(31,857)	(35%)	5.15%
+100	81,135	(9,235)	(10%)	6.97%
0	$90,370	-	-	7.65%
(100)	80,256	(10,115)	(11%)	6.79%

(a) Calculated as the estimated NPV divided by present value of total assets.

Although the NPV calculation provides an indication of the Bank's interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

Financial Condition

Total assets of the Corporation increased $160.0 million or 16.6% to $1.1 billion at December 31, 2002 from $966.5 million at December 31, 2001. Mortgage-backed securities held to maturity increased $69.6 million or 25.5% to $342.1 million during the year ended December 31, 2002 from $272.5 million at December 31, 2001, as a result of purchases of $114.6 million in FNMA securities, $73.0 million in GNMA securities and $5.0 million in FHLMC securities, partially offset by principal paydowns on MBS's of $125.4 million. Investment securities available for sale increased $66.6 million or 128.2% to $118.6 million during the year ended December 31, 2002 from $52.0 million at December 31, 2001, as a result of purchases of $62.6 million in MBS's available for sale, $44.3 million in U.S. Agency notes and $30.2 million in CMO's, partially offset by calls and maturities of $34.3 million and principal paydowns of $39.4 million. Loans receivable increased $25.2 million or 7.5% to $361.7 million at December 31, 2002 from $336.5 million at December 31, 2001. The increase in loans receivable during the year ended December 31, 2002 was due to $115.1 million of loans originated, partially offset by $89.5 million of principal collected on loans. Short-term funds increased $16.0 million or 51.9% to $46.9 million at December 31, 2002 from $30.9 million at December 31, 2001 primarily due to an increase in short-term money market accounts. Investment securities held to maturity decreased $32.4 million or 16.5% to $164.2 million at December 31, 2002 from $196.6 million at December 31, 2001. The decrease in investment securities held to maturity during the year is due to investment calls and maturities of $110.7 million and principal paydowns of $104.1 million, partially offset by purchases of $181.3 million.

Total liabilities increased $154.6 million or 16.9% to $1.1 billion at December 31, 2002 from $914.3 million at December 31, 2001. Deposits increased $70.8 million or 9.7% to $800.3 million at December 31, 2002 from $729.5 million at December 31, 2001. The increase in deposits during the year was due to increases in savings accounts of $29.9 million, money market accounts of $37.9 million and checking accounts of $35.1 million, partially offset by a decrease in certificates of $32.2 million. Securities sold under agreements to repurchase increased $60.0 million or 36.4% to $225.0 million at December 31, 2002 from $165.0 million at December 31, 2001. The increase in securities sold under agreements to repurchase is a result of the Bank's opportunity this past year to borrow at rates that were well below comparable certficate of deposit market rates. These monies were used to fund asset growth and will be repaid when called or at maturity with deposit growth or new borrowings, if needed. Securities sold under agreements to repurchase have a weighted average rate of 4.08% and are collateralized by U.S. Agency Notes, MBSs and CMOs. Trust capital securities of $25.0 million were issued during the year with a variable rate of LIBOR plus 360 basis points at an initial rate of 5.59%.The proceeds were used for the early redemption of $10.0 million 10% subordinated debentures, expansion of the Bank's operations and general corporate purposes.

Stockholders' equity increased $5.4 million or 10.4% to $57.6 million at December 31, 2002 from $52.2 million at December 31, 2001.The increase was due to net income of $8.0 million and an increase in the net unrealized gain on available for sale securities of $1.1 million, offset by $783 thousand of dividends declared on common stock and $2.8 million of treasury stock purchased.

Results of Operations

Net Interest Income

The earnings of the Corporation depend primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments, and the interest paid on interest-bearing liabilities, such as deposits including non-interest bearing checking accounts and borrowings. Net interest income is a function of the interest rate spread, which is the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average balance of interest-earning assets as compared to interest-bearing liabilities.Net income is also affected by non-interest income, such as gains (losses) on the sale of loans and investments, provision for loan losses and real estate owned, service charges and other fees, and operating expenses.

The following table sets forth certain information relating to the Corporation's average balance sheet and reflects the average yield on assets and average rates paid on liabilities for the periods indicated. Such yields and rates are derived by dividing interest income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively for the periods presented.

Average Balances, Interest and Yields/Rates

	Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable	**$361,734**	**$25,659**	**7.09%**	$315,189	$23,920	7.59%	$301,199	$23,445	7.78%
Interest-bearing deposits	**48,169**	**932**	**1.93%**	41,298	1,695	4.10%	22,569	1,461	6.47%
Mortgage-backed securities	**332,892**	**18,526**	**5.57%**	213,301	13,728	6.44%	118,435	8,063	6.81%
Investment securities	**226,161**	**12,632**	**5.59%**	254,783	15,957	6.26%	287,989	19,380	6.73%
Total interest-earning assets	**968,956**	**57,749**	**5.96%**	824,571	55,300	6.71%	730,192	52,349	7.17%
Interest-bearing liabilities:									
Checking deposits	**262,153**	**1,621**	**.62%**	229,597	2,712	1.18%	199,378	3,509	1.76%
Savings deposits	**143,476**	**1,921**	**1.34%**	118,698	2,644	2.23%	112,274	3,045	2.71%
Money Market deposits	**109,124**	**2,033**	**1.86%**	75,490	1,926	2.55%	67,512	1,864	2.76%
Time deposits	**233,975**	**8,370**	**3.58%**	248,637	12,791	5.14%	242,063	12,474	5.15%
Borrowings	**207,351**	**9,069**	**4.37%**	146,753	7,622	5.19%	95,774	5,449	5.69%
Long-term debt	**25,510**	**1,743**	**6.83%**	10,000	1,057	10.57%	10,000	1,057	10.57%
Total interest-bearing liabilities	**$981,589**	**24,757**	**2.52%**	$829,175	28,752	3.47%	$727,001	27,398	3.77%
Net interest income		**$32,992**			$26,548			$24,951	
Interest rate spread			**3.44%**			3.24%			3.40%
Net yield on average interest-earning assets			**3.40%**			3.22%			3.42%
Ratio of average interest-earning assets to average interest-bearing liabilities			**98.71%**			99.44%			100.44%

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Corporation for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rates; (ii) changes in volume; (iii) total change in rate and volume (the combined effect of changes in both volume and rate, not separately identified, has been allocated to rate). Because average balances on loans include non-performing loans which reduce the computed yield, a higher level of non-performing loans affects both the changes due to volume and rate.

	Years Ended December 31,					
	2002 vs. 2001 Increase (Decrease) Due to change in			2001 vs. 2000 Increase (Decrease) Due to change in		
	Rate	Volume	Total	Rate	Volume	Total
	(In Thousands)					
Interest income:						
Loans	$ (1,793)	$ 3,532	$ 1,739	$ (615)	$ 1,089	$ 474
Interest-bearing deposits	(1,044)	282	(762)	(978)	1,212	234
Mortgage-backed securities	(2,900)	7,697	4,797	(792)	6,458	5,666
Investment securities	(1,532)	(1,793)	(3,325)	(1,188)	(2,235)	(3,423)
Total change - interest income	(7,269)	9,718	2,449	(3,573)	6,524	2,951
Interest expense:						
Checking deposits	(1,476)	385	(1,091)	(1,329)	532	(797)
Savings deposits	(1,275)	552	(723)	(575)	174	(401)
Money market deposits	(751)	858	107	(158)	220	62
Time deposits	(3,667)	(754)	(4,421)	(22)	339	317
Borrowings	(1,700)	3,147	1,447	(727)	2,900	2,173
Long-term debt	(953)	1,639	686	0	0	0
Total change - interest expense	(9,822)	5,827	(3,995)	(2,811)	4,165	1,354
Net change in net interest income	$ 2,553	$ 3,891	$ 6,444	$ (762)	$ 2,359	$ 1,597

Comparisons of Years Ended December 31, 2002 and 2001.

Net Income

The Corporation and its subsidiary recorded net income of $8.0 million for the year ended December 31, 2002, or $1.21 diluted earnings per share, after extraordinary loss of $134 thousand or $.02 per share, as compared to net income of $5.5 million, or $.81 diluted earnings per share for the year ended December 31, 2001. Net interest income was $33.0 million in 2002 compared to $26.5 million in 2001. Provisions for loan losses were $149 thousand in 2002 and $221 thousand in 2001. Other income totaled $4.5 million in 2002 compared to $4.2 million for the same period in 2001. Total operating expenses for the year ended December 31, 2002 were $24.4 million compared to $22.1 million in the previous year. During 2002, the Corporation declared cash dividends which totaled $.12 per share which resulted in a dividend payout ratio of 9.92%.

Interest Income

Total interest income increased $2.4 million to $57.7 million in 2002 from $55.3 million in 2001. The increase is attributable to increases in interest income on mortgage-backed securities of $4.8 million and loans of $1.7 million, partially offset by decreases in interest income on investments securities of $3.3 million and interest-bearing deposits of $762 thousand.

Interest income on mortgage-backed securities increased $4.8 million in 2002 primarily due to volume increases in the portfolio. The average balance of the portfolio increased $119.6 million to $332.9 million in 2002 from $213.3 million in 2001, resulting in an increase in interest income of $7.7 million. The increase in the average balance was due to the purchase of $192.6 million in FHLMC, FNMA and GNMA securities in 2002, partially offset by principal paydowns of $125.4 million. The average yield on the portfolio decreased to 5.57% in 2002 from 6.44% in 2001, which resulted in a decrease in interest income of $2.9 million.

The average balance of the loan portfolio increased $46.5 million to $361.7 million in 2002 from $315.2 million in 2001. The increase in the loan volume during 2002 resulted in an increase in interest income of $3.5 million. Loans originated totaled $115.1 million and principal collected on loans totaled $89.5 million in 2002. The average yield on the loan portfolio decreased to 7.09% in 2002 from 7.59% in 2001 which resulted in a decrease in interest income of $1.8 million.

The decrease in interest income on investment securities was due to a $28.6 million decrease in the average balance of investment securities to $226.2 million in 2002 from $254.8 million in 2001. The investment portfolio decreased primarily due to principal paydowns of CMO's and MBS's of $143.6 million and calls of $136.5 million of U.S. Government Agency notes, partially offset by purchases of $150.6 million of CMO's, $89.8 million of U.S. Government Agency notes. The decrease in the average balance of investment securities resulted in a decrease in interest income of $1.8 million in 2002 from the previous year. Average investment yields decreased to 5.59% in 2002 from 6.26% in 2001, which resulted in a decrease in interest income of $1.5 million on investment securities.

Interest Expense

Total interest expense decreased $4.0 million to $24.8 million in 2002 from $28.8 million in 2001. The decrease in interest expense on checking, savings and time deposits was partially offset by increases in interest expense on borrowings, long-term debt and money market deposits.

Interest expense on time deposits decreased $4.4 million to $8.4 million in 2002 from $12.8 million in 2001. The average rate on time deposits decreased 156 basis points to 3.58% in 2002 from 5.14% in 2001, which resulted in a decrease in interest expense of $3.7 million. The average balance of time deposits decreased $14.6 million to $234.0 million in 2002 from $248.6 million in 2001 which resulted in a decrease in interest expense of $754 thousand.

Interest expense on checking deposits decreased $1.1 million to $1.6 million in 2002 from $2.7 million in 2001. The average rate on checking deposits decreased 56 basis points to 0.62% in 2002 from 1.18% in 2001, which resulted in a decrease in interest expense of $1.5 million. The average balance of checking deposits increased $32.6 million to $262.2 million in 2002 from $229.6 million in 2001, which resulted in an increase in interest expense of $385 thousand

Interest expense on borrowings increased $1.4 million to $9.0 million in 2002 from $7.6 million in 2001. The average balance of borrowings increased $60.6 million to $207.4 million in 2002 from $146.8 million in 2001, resulting in a $3.1 million increase in interest expense due to volume. The average rate on borrowings decreased to 4.37% in 2002 from 5.19% in 2001, resulting in a $1.7 million decrease in interest expense due to changes in rate.

Interest expense on long-term debt increased $686 thousand to $1.7 million in 2002 from $1.1 million in 2001.The average balance of long-term debt increased $15.5 million to $25.5 million in 2002 from $10.0 million in 2001. The increase was due to the issuance of $25.0 million of trust capital securities during 2002 with a variable rate of LIBOR plus 360 basis points at an initial rate of 5.59%. In 2002, the Corporation also redeemed its $10.0 million 10.0% subordinated debentures. As a result of the early redemption of the 10.0% subordinated debentures, the average rate on long-term debt decreased 374 basis points to 6.83% in 2002 from 10.57% in 2001, resulting in a $953 thousand decrease in interest expense due to rate changes.

Critical Acounting Estimate-Provision For Loan Losses

A critical accounting estimate of the Bank is the provision for loan losses. The provision for loan losses decreased $72 thousand to $149 thousand in 2002 from $221 thousand in 2001. Based on current economic conditions and the decrease in non-performing loans, the Bank reduced the loan loss provision for 2002. The amount of the allowance for loan losses is based on management's analysis of risk characteristics of various classifications of loans, previous loan loss experience, estimated fair value of the underlying collateral and current economic conditions. The Bank will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Management continues to offer a wider variety of loan products coupled with the continued change in the mix of the products offered in the loan portfolio from lower yielding loans (i.e., one to four family loans) to higher yielding loans (i.e., commercial real estate mortgage, commercial construction, consumer, and commercial business) which have a higher degree of risk than one to four family loans. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for the probable existing loss in the loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods due to the higher degree of credit risk which might result from the change in the mix of the loan portfolio.

Most of the Bank's lending activity is with customers located within southern New Jersey. Generally, the loans are secured by real estate consisting of single family residential properties. While this represents a concentration of credit risk, the credit losses arising from this type of lending compare favorably with the Bank's credit loss experience on its portfolio as a whole. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

Other Income (Expense)

Other income from operations increased $278 thousand to $4.5 million in 2002 compared with $4.2 million in 2001.

Gain on sale of fixed assets of $101 thousand in 2002 is primarily due to the sale of the old Medford branch building. The gain on the sale of fixed assets of $51 thousand in 2001 relates to the county condemnation of land in Chesterfield.

Service charges on accounts increased $631 thousand to $4.0 million in 2002 from $3.4 million in 2001. The increase is the result of higher transaction volume on retail accounts during the year.

Operating Expenses

Total operating expenses increased $2.3 million to $24.4 million in 2002 from $22.1 million in 2001.

Salaries and benefits increased $1.7 million to $14.2 million in 2002 from $12.5 million in 2001. The increase was due to additional staff in two new branch offices opened during the year and an increase of $484 thousand in retirement and health insurance costs in 2002. Average full time equivalent employees during 2002 were 480 as compared to 439 during 2001. Operating expenses are expected to continue increasing in future periods as the Bank pursues its branch expansion strategy.

Purchased services expense increased $430 thousand to $2.6 million in 2002 from $2.2 million in 2001. ATM charges increased $339 thousand and check processing costs increased $72 thousand due to higher transaction volume in 2002.

Extraordinary loss - On August 1, 2002, the Corporation redeemed its $10.0 million subordinated debentures. The early redemption was at a price of 101%. The cost of redemption and the remaining unamortized bond issuance costs were recorded as a one-time extraordinary charge to net income of $134 thousand, net of $81 thousand in tax benefits.

Comparisons of Years Ended December 31, 2001 and 2000.

Net Income

The Corporation and its subsidiary recorded net income of $5.5 million for the year ended December 31, 2001, or $.81 diluted earnings per share as compared to net income of $5.1 million, or $.74 diluted earnings per share for the year ended December 31, 2000. Net interest income was $26.5 million in 2001 compared to $25.0 million in 2000. Provisions for loan losses were $221 thousand in 2001 and $240 thousand in 2000. Other income totaled $4.2 million in 2001 compared to $3.0 million for the same period in 2000. Total operating expenses for the year ended December 31, 2001 were $22.1 million compared to $19.7 million in the previous year. During 2001, the Corporation declared dividends which totaled $.12 per share which resulted in a dividend payout ratio of 14.81%.

Interest Income

Total interest income increased $3.0 million to $55.3 million in 2001 from $52.3 million in 2000. The increase is attributable to increases in interest income on mortgage-backed securities of $5.7 million and loans of $474 thousand, partially offset by a decrease in interest income on investment securities of $3.4 million.

Interest income on mortgage-backed securities increased $5.7 million in 2001 primarily due to volume increases in the portfolio. The average balance of the portfolio increased $94.9 million to $213.3 million in 2001 from $118.4 million in 2000, resulting in an increase in interest income of $6.5 million. The increase in the average balance was due to the purchase of $217.1 million in FHLMC, FNMA and GNMA securities in 2001, partially offset by principal paydowns of $90.2 million. The average yield on the portfolio decreased to 6.44% in 2001 from 6.81% in 2000, which resulted in a decrease in interest income of $792 thousand.

The average balance of the loan portfolio increased $14.0 million to $315.2 million in 2001 from $301.2 million in 2000. The increase in the loan volume during 2001 resulted in an increase in interest income of $1.1 million. The increase in the average balance is primarily due to $25.0 million of CloverBank loans acquired through the merger which was completed in June 2001. Loans originated totaled $71.4 million and principal collected on loans totaled $49.6 million in 2001. The average yield on the loan portfolio decreased to 7.59% in 2001 from 7.78% in 2000 which resulted in a decrease in interest income of $615 thousand .

The decrease in interest income on investment securities was due to a $33.2 million decrease in the average balance of investment securities to $254.8 million in 2001 from $288.0 million in 2000. The investment portfolio decreased prmiarily due to calls of $49.1 million of U.S. Government Agency notes, and $71.9 million in principal paydowns of CMO's, partially offset by an increase of $19.4 million of CMO's. The decrease in the average balance of investment securities resulted in a decrease in interest income of $2.2 million in 2001 from the previous year. Average investment yields decreased to 6.26% in 2001 from 6.73% in 2000, which resulted in a decrease in interest income of $1.2 million on investment securities.

Interest Expense

Total interest expense increased $1.4 million to $28.8 million in 2001 from $27.4 million in 2000. The increase was due to an increase in interest expense on borrowings, partially offset by a decrease in interest expense on checking and savings deposits.

Interest expense on borrowings increased $2.2 million to $7.6 million in 2001 from $5.4 million in 2000. The average balance of borrowings increased $51.0 million to $146.8 million in 2001 from $95.8 million in 2000, resulting in a $2.9 million increase in interest expense due to volume. The average rate on borrowings decreased to 5.19% in 2001 from 5.69% in 2000, resulting in a $727 thousand decrease in interest expense due to changes in rate.

Interest expense on all deposits decreased $819 thousand to $20.1 million in 2001 from $20.9 million in 2000. The rate paid on checking deposits decreased 58 basis points to 1.18% in 2001 from 1.76% in 2000, which resulted in an decrease in interest expense of $1.3 million. The rate paid on savings deposits decreased 48 basis points to 2.23% in 2001 from 2.71% in 2000, which resulted in an decrease in interest expense of $575 thousand. The decrease of the average rate on deposits was due to overall lower average interest rates on deposit products in 2001.The average balance of checking deposits increased $30.2 million to $229.6 million in 2001 from $199.4 million in 2000, resulting in an increase in interest expense of $532 thousand. The average balance of savings accounts increased $6.4 million, certificates of deposit increased $6.6 million and money market accounts increased $8.0 million in 2001. A portion of this increase was due to the inclusion of CloverBank's deposit balances of $28.1 million acquired through the merger.

Critical Accounting Estimate-Provision For Loan Losses

A critical accounting estimate of the Bank is the provision for loan losses. The provision for loan losses decreased $19 thousand to $221 thousand in 2001 from $240 thousand in 2000.

Other Income (Expense)

Other income from operations increased $1.2 million to $4.2 million in 2001 compared with $3.0 million in 2000.

Gain on sale of fixed assets of $51 thousand in 2001 relates to the county condemnation of land in Chesterfield.

Service charges on accounts increased $673 thousand to $3.4 million in 2001 from $2.7 million in 2000. The increase is the result of higher transaction volume on retail accounts during the year.

Operating Expenses

Total operating expenses increased $2.4 million to $22.1 million in 2001 from $19.7 million in 2000.

Salaries and benefits increased $864 thousand to $12.5 million in 2001 from $11.6 million in 2000. The increase was due to additional staff in three new branch offices opened during the year. Average full time equivalent employees during 2001 were 439 as compared to 427 during 2000.

Occupancy and equipment expense increased $434 thousand to $4.5 million in 2001 from $4.1 million in 2000. This increase is due to additional depreciation and occupancy expenses on three new branch offices opened in 2001, as well as other facility and equipment additions and improvements during the year.

Purchased services expense increased $339 thousand to $2.2 million in 2001 from $1.8 million in 2000. Check processing costs increased $90 thousand and ATM charges increased $188 thousand due to higher transaction volume in 2001.

Impact of Inflation and Changing Prices

Unlike most industrial companies, substantially all the assets of the Corporation are monetary in nature. As a result, movements in interest rates have a greater impact on the Corporation's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Liquidity and Capital Resources

The Bank's liquidity is a measure of its ability to fund loans, withdrawals of deposits and other cash outflows in a cost effective manner. The Bank's primary sources of funds are deposits and scheduled amortization and prepayments of loan principal. The Bank also obtains funds from the sale and maturity of investment securities and short-term investments as well as the maturity of mortgage-backed securities and funds provided by operations. During the past several years, the Bank has used such funds primarily to meet its ongoing commitments to fund maturing time deposits and savings withdrawals, to fund existing and continuing loan commitments and to maintain liquidity. The Bank has periodically supplemented its funding needs with securities sold under agreements to repurchase (repurchase agreements) and advances from the Federal Home Loan Bank of New York (FHLB). At December 31, 2002 the Bank had $225.0 million in repurchase agreements and $11.2 million in advances from the FHLB of New York. While loan payments, maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank's liquidity is also influenced by the level of demand for funding loan originations. Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the Banking industry and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

The amount of certificate accounts which are scheduled to mature during the twelve months ending December 31, 2003 is approximately $168.6 million. To the extent these deposits do not remain at the Bank upon maturity, the Bank believes it can replace these funds with deposits, FHLB advances or outside borrowings. It has been the Bank's experience that a substantial portion of such maturing deposits remain with the Bank.

At December 31, 2002, the Bank had loan commitments outstanding of $48.7 million, of which $15.5 million were for fixed-rate loans and $33.2 million were for adjustable-rate loans. Funds required to fulfill the commitments are derived primarily from loan repayments, net deposit inflows or, when appropriate, borrowings.

Consolidated Summary of Quarterly Earnings (Unaudited)

The following table presents summarized quarterly data for 2002 and 2001:

2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
	(In Thousands, except per share amounts)				
Total interest income	$14,311	$14,839	$14,510	$14,088	$57,748
Total interest expense	6,307	6,475	6,115	5,859	24,756
Net interest income	8,004	8,364	8,395	8,229	32,992
Provision for loan losses	3	26	60	60	149
Net interest income after provision for loan losses	8,001	8,338	8,335	8,169	32,843
Total other income	970	1,181	1,131	1,223	4,505
Total operating expenses	5,796	5,914	6,108	6,547	24,365
Income before income taxes	3,175	3,605	3,358	2,845	12,983
Federal and state income taxes	1,123	1,268	1,274	1,223	4,888
Net income before extraordinary loss	$ 2,052	$ 2,337	$ 2,084	$ 1,622	$ 8,095
Extraordinary loss (net of tax)	0	0	(134)	0	(134)
Net income	$ 2,052	$ 2,337	$ 1,950	$ 1,622	$ 7,961
Basic earnings per common share	$ 0.31	$ 0.36	$ 0.30	$ 0.25	$ 1.22
Diluted earnings per common share	$ 0.30	$ 0.36	$ 0.30	$ 0.25	$ 1.21

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
	(In Thousands, except per share amounts)				
Total interest income	$13,462	$13,685	$14,165	$13,988	$55,300
Total interest expense	7,188	7,297	7,393	6,874	28,752
Net interest income	6,274	6,388	6,772	7,114	26,548
Provision for loan losses	60	60	60	41	221
Net interest income after provision for loan losses	6,214	6,328	6,712	7,073	26,327
Total other income	851	925	1,004	1,446	4,226
Total operating expenses	5,212	5,355	5,634	5,916	22,117
Income before income taxes	1,853	1,898	2,082	2,603	8,436
Federal and state income taxes	660	672	725	920	2,977
Net income	$ 1,193	$ 1,226	$ 1,357	$ 1,683	$ 5,459
Basic earnings per common share	$ 0.18	$ 0.18	$ 0.20	$ 0.25	$ 0.81
Diluted earnings per common share	$ 0.18	$ 0.18	$ 0.20	$ 0.25	$ 0.81

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2002	2001
ASSETS		
Cash and amounts due from depository institutions	$ 41,497,691	$ 32,336,279
Interest-bearing deposits	12,252	153,133
Short term funds	46,900,403	30,869,712
Total cash and cash equivalents	88,410,346	63,359,124
Investment securities held to maturity	164,227,126	196,571,299
Investment securities available for sale	118,612,961	51,969,422
Loans, net	361,674,400	336,544,004
Mortgage-backed securities held to maturity	342,122,678	272,494,220
Accrued interest receivable:		
Loans	1,560,272	1,591,276
Mortgage-backed securities	2,175,776	1,757,572
Investments	1,543,610	2,194,252
Federal Home Loan Bank stock	12,061,720	8,313,620
Real estate held for development, net	87,926	87,926
Real estate owned, net	291,200	214,249
Office properties and equipment, net	29,092,970	26,364,980
Deferred income taxes	2,972,572	3,158,402
Prepaid expenses and other assets	1,005,822	1,767,694
Trust capital securities issue costs, net	717,999	0
Subordinated debentures issue costs, net	0	149,069
TOTAL ASSETS	$1,126,557,378	$966,537,109
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 800,340,222	$729,505,729
Securities sold under agreements to repurchase	225,000,000	165,000,000
Advances from the Federal Home Loan Bank	11,232,103	1,270,313
10% Subordinated debentures, due 2004	0	10,000,000
Trust capital securities-FMS Statutory Trust 1	25,000,000	0
Advances by borrowers for taxes and insurance	2,049,813	2,247,002
Accrued interest payable	1,383,054	1,782,508
Dividends payable	193,914	201,531
Other liabilities	3,720,453	4,326,845
Total liabilities	1,068,919,559	914,333,928
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock - $.10 par value 5,000,000 shares authorized; none issued		
Common stock - $.10 par value 10,000,000 shares authorized; shares issued 7,949,809 and 7,948,884, and shares outstanding 6,463,811 and 6,717,705 as of December 31, 2002 and 2001, respectively	794,981	794,888
Paid-in capital in excess of par	8,279,525	8,278,423
Accumulated comprehensive income- net of deferred income taxes	1,216,053	147,496
Retained earnings	58,233,840	51,055,818
Less: Treasury stock (1,485,998 and 1,231,179 shares, at cost, as of December 31, 2002 and 2001, respectively)	(10,886,580)	(8,073,444)
Total stockholders' equity	57,637,819	52,203,181
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,126,557,378	$966,537,109

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2002	2001	2000
INTEREST INCOME:			
Interest income on:			
Loans	**$25,658,517**	$23,919,782	$23,445,624
Mortgage-backed securities	**18,525,669**	13,728,457	8,062,704
Investments	**13,564,483**	17,651,585	20,840,862
Total interest income	**57,748,669**	55,299,824	52,349,190
INTEREST EXPENSE:			
Interest expense on:			
Deposits	**13,944,396**	20,072,856	20,892,189
Borrowings	**9,069,402**	7,621,750	5,448,721
Long-term debt	**1,742,660**	1,057,348	1,057,348
Total interest expense	**24,756,458**	28,751,954	27,398,258
NET INTEREST INCOME	**32,992,211**	26,547,870	24,950,932
PROVISION FOR LOAN LOSSES	**149,000**	221,000	240,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**32,843,211**	26,326,870	24,710,932
OTHER INCOME (EXPENSE):			
Loan service charges and other fees	**125,806**	114,774	122,144
Gain on sale of loans and real estate owned	**18,261**	418,939	2,480
Gain on sale/disposal of fixed assets	**100,767**	50,799	8,586
Gain on sale of investment securities	**0**	35,916	0
Real estate owned operations, net	**(40,156)**	(53,469)	(41,904)
Service charges on accounts	**3,992,890**	3,361,668	2,688,914
Other income	**306,907**	297,780	194,520
Total other income	**4,504,475**	4,226,407	2,974,740
OPERATING EXPENSES:			
Salaries and employee benefits	**14,161,356**	12,481,771	11,617,550
Occupancy and equipment	**4,599,750**	4,545,863	4,111,393
Purchased services	**2,589,186**	2,158,833	1,820,308
Federal deposit insurance premiums	**123,493**	146,108	122,516
Professional fees	**846,880**	572,199	468,798
Advertising	**459,183**	340,270	216,896
Other	**1,585,790**	1,872,190	1,366,533
Total operating expenses	**24,365,638**	22,117,234	19,723,994
INCOME BEFORE INCOME TAXES	**12,982,048**	8,436,043	7,916,678
INCOME TAXES	**4,887,622**	2,976,752	2,850,076
NET INCOME before extraordinary loss	**$8,094,426**	$5,459,291	$5,111,602
EXTRAORDINARY LOSS(net of $81,394 tax benefit)	**(133,682)**	0	0
NET INCOME	**$7,960,744**	$5,459,291	$5,111,602
BASIC EARNINGS PER COMMON SHARE(before extraordinary loss)	**$1.24**	$0.81	$0.74
DILUTED EARNINGS PER COMMON SHARE(before extraordinary loss)	**$1.23**	$0.81	$0.74
Extraordinary loss per Common Share Basic	**$(0.02)**	$0.00	$0.00
Exraordinary loss per Common Share Diluted	**$(0.02)**	$0.00	$0.00
BASIC EARNINGS PER COMMON SHARE	**$1.22**	$.81	$.74
DILUTED EARNINGS PER COMMON SHARE	**$1.21**	$.81	$.74
DIVIDENDS PER COMMON SHARE	**$.12**	$.12	$.12
Weighted average common shares outstanding	**6,548,313**	6,700,729	6,887,986
Potential dilutive effect of the exercise of stock options	**28,956**	13,498	58,544
Adjusted weighted average common shares outstanding	**6,577,269**	6,714,227	6,946,530

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	**$ 7,960,744**	$ 5,459,291	$ 5,111,602
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**149,000**	221,000	240,000
Provision for real estate owned	**0**	(325,000)	0
Depreciation and amortization	**5,163,734**	3,357,408	2,082,103
Realized (gains) and losses on:			
Sale of loans and loans held for sale	**(881)**	(1,455)	(2,480)
Sale and disposal of fixed assets	**(100,767)**	(50,799)	(8,586)
Loss on retirement of debt	**133,682**	0	0
Investment securities	**0**	(35,916)	0
Sale of real estate owned	**(17,380)**	(417,484)	(31,416)
Decrease (Increase) in accrued interest receivable	**263,442**	767,782	(285,935)
Decrease (Increase) in prepaid expenses and other assets	**761,872**	(335,990)	(432,852)
(Decrease) Increase in accrued interest payable	**(399,454)**	(193,299)	512,857
(Decrease) Increase in other liabilities	**(606,392)**	974,901	276,449
Provision for deferred income taxes	**(443,368)**	(336,970)	(550,773)
Other	**0**	0	48,680
Net cash provided by operating activities	**12,864,232**	9,083,469	6,959,649
INVESTING ACTIVITIES:			
Proceeds from sale of:			
Education loans	**190,785**	215,375	456,651
Real estate owned	**107,097**	927,993	570,073
Office property and equipment	**208,941**	99,631	12,436
Principal collected and proceeds from maturities of investment securities held to maturity	**214,877,925**	333,005,946	239,765,750
Principal collected and proceeds from maturities of investment securities available for sale	**73,690,189**	46,663,135	9,679,098
Principal collected and proceeds from maturities of mortgage-backed securities	**125,440,105**	90,396,808	26,691,733
Principal collected on loans, net	**89,481,147**	49,577,838	56,262,434
Loans originated or acquired	**(115,141,777)**	(71,407,691)	(47,895,284)
Purchase of investment securities and mortgage-backed securities held to maturity	**(380,298,789)**	(472,938,992)	(344,856,122)
Purchase of investment securities available for sale	**(139,179,153)**	(57,020,968)	0
Purchase of Federal Home Loan Bank stock	**(3,748,100)**	(1,748,310)	(1,453,900)
Purchase of office property and equipment	**(4,559,726)**	(1,619,525)	(7,382,240)
Net cash received from branch purchase	**0**	1,466,726	0
Net cash used by investing activities	**(138,931,356)**	(82,382,034)	(68,149,371)
FINANCING ACTIVITIES:			
Net increase in demand deposits and savings accounts	**103,019,001**	52,586,654	44,603,673
Net (decrease) increase in time deposits	**(32,184,508)**	277,028	43,565
Net increase (decrease) in FHLB advances	**9,961,790**	(5,035,331)	(10,031,387)
Proceeds from securities sold under agreement to repurchase	**60,000,000**	45,000,000	30,000,000
Net proceeds from issuance of trust capital securities	**24,221,532**	0	0
Repayment of subordinated debentures	**(10,100,000)**	0	0
(Decrease) Increase in advances from borrowers for taxes and insurance	**(197,189)**	49,886	(128,539)
Purchase of treasury stock	**(2,813,136)**	(432,840)	(3,789,148)
Dividends paid on common stock	**(790,339)**	(804,875)	(833,143)
Net proceeds from issuance of common stock	**1,195**	65,868	129
Net cash provided by financing activities	**151,118,346**	91,706,390	59,865,150
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**25,051,222**	18,407,825	(1,324,572)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**63,359,124**	44,951,299	46,275,871
CASH AND CASH EQUIVALENTS, END OF YEAR	**$88,410,346**	$63,359,124	$44,951,299
Supplemental Disclosures:			
Cash paid for:			
Interest on deposits, advances, and other borrowings	**$25,155,912**	$28,919,651	$26,885,401
Income taxes	**5,679,482**	3,647,733	2,919,839
Non cash investing and financing activities:			
Dividends declared and not paid at year end	**193,914**	201,531	201,831
Non-monetary transfers from loans to real estate acquired through foreclosure	**166,668**	45,000	493,554
Deposits acquired in connection with merger	**0**	28,102,691	0
Assets acquired in connection with merger	**0**	28,260,337	0

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common shares outstanding	Common stock	Paid-in capital	Accumulated comprehensive income (loss)	Retained earnings	Treasury stock	Total Stockholders' Equity
Balances at December 31, 1999	7,183,978	$789,779	$8,217,535	$ (1,167,810)	$42,108,955	$(3,851,456)	$46,097,003
Net income					5,111,602		5,111,602
Other comprehensive income, net of tax benefit of $454,659 Unrealized gain on securities available for sale				809,458			809,458
Total comprehensive income							5,921,060
Dividends declared					(819,455)		(819,455)
Exercise of stock options	100	10	119				129
Purchase of common stock	(456,376)					(3,789,148)	(3,789,148)
Balances at December 31, 2000	6,727,702	789,789	8,217,654	(358,352)	46,401,102	(7,640,604)	47,409,589
Net income					5,459,291		5,459,291
Other comprehensive income, net of tax benefit of $286,789 Unrealized gain on securities available for sale				505,848			505,848
Total comprehensive income							5,965,139
Dividends declared					(804,575)		(804,575)
Exercise of stock options	50,993	5,099	60,769				65,868
Purchase of common stock	(60,990)					(432,840)	(432,840)
Balances at December 31, 2001	6,717,705	794,888	8,278,423	147,496	51,055,818	(8,073,444)	52,203,181
Net income					7,960,744		7,960,744
Other comprehensive income, net of tax of $710,591 Unrealized gain on securities available for sale				1,068,557			1,068,557
Total comprehensive income							9,029,301
Dividends declared					(782,722)		(782,722)
Exercise of stock options	925	93	1,102				1,195
Purchase of common stock	(254,819)					(2,813,136)	(2,813,136)
Balances at December 31, 2002	6,463,811	$794,981	$8,279,525	$1,216,053	$58,233,840	$(10,886,580)	$57,637,819

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements include the accounts of FMS Financial Corporation ("Corporation"), Farmers & Mechanics Bank, and its wholly-owned subsidiaries ("Bank"). Material intercompany accounts and transactions have been eliminated in consolidation.

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Regulatory Authorities

The regulatory agency overseeing savings institutions is the Office of Thrift Supervision ("OTS") and the deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC").

At periodic intervals, both the OTS and the FDIC routinely examine the Corporation as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the Corporation's financial statements be adjusted in accordance with their findings. In addition, the Corporation is subject to regulations of the Securities and Exchange Commission ("SEC").

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits with an original maturity of 90 days or less, money market funds and federal funds sold. Cash and cash equivalents exclude reverse repurchase agreements which are generally classified as investments held to maturity. Generally, federal funds are purchased and sold for one-day periods. The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those balances for the reserve computation periods which include December 31, 2002 and 2001 were $25.9 million and $22.3 million, respectively. These requirements were satisfied through the balance of vault cash and a balance at the Federal Home Loan Bank.

Investments and Mortgage-Backed Securities

Investments classified as available for sale are reported at the current market value with net unrealized gains and losses, net of applicable deferred tax effects, added to or deducted from the Corporation's total stockholders' equity and comprehensive income until realized. Gains and losses on the sale of investment securities are recognized utilizing the specific identification method.

Investment and mortgage-backed securities classified as held to maturity are recorded at cost, adjusted for amortization of premiums or accretion of discounts. Premiums are amortized over the average life of the security. Discounts are amortized using a method which in total approximates the interest method over the remaining contractual life of the security. The Corporation has the intent and ability to hold these securities to maturity.

Securities Purchased under Agreements to Resell

The Bank invests excess funds in securities purchased under agreements to resell (reverse repurchase agreements). Generally, the maturity date of the reverse repurchase agreement is less than 90 days. Due to the short-term nature of the agreement, the Bank does not take possession of the securities; instead, the securities are held in safekeeping by the Bank's agent. The carrying value of the agreements approximates fair market value because of the short maturity of the investment.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that management considers adequate to provide for losses based upon the portfolio's past loss experience, current economic conditions and other relevant factors. When collection of a loan's principal balance or portion thereof is considered doubtful, management charges the allowance for possible loan losses based on their assessment of the loan's underlying collateral, if collateral dependent, or present value of estimated future cash flows. While management uses the best information available to make evaluations about the adequacy of the allowance for loan losses, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Interest on Loans

The Bank recognizes interest income on loans when earned. Generally, the Bank does not recognize interest income on loans three months or more delinquent. Such interest ultimately collected is recorded as income in the period of recovery.

Real Estate Owned

Real estate owned consists of properties acquired by or in-lieu of foreclosure. These assets are carried at the lower of cost or estimated fair value at the time the loan is foreclosed less estimated cost to sell. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the control of the Bank. Costs to improve the property are capitalized, whereas costs of holding the property are charged to expense.

Real Estate Held for Development

Real estate held for development is carried at cost not to exceed net realizable value. Net realizable value is determined based on a discounted estimate of the fair market value.

Office Properties and Equipment

Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The expected useful lives of assets are as follows: buildings and improvements range from 10 to 30 years, furniture, fixtures, and equipment range from 3 to 10 years, computers are 3 years and leasehold improvements are over the term of the lease. The costs of maintenance and repairs are expensed as they are incurred. Renewal and improvement costs are capitalized.

Deferred Loan Fees

All loan fees and related direct loan origination costs are deferred. Deferred loan fees and costs are generally capitalized and amortized as a yield adjustment over the life of the loan using the interest method. Amortization of deferred loan fees cease while a loan is on non-accrual status.

Loans Serviced for Others

Servicing loans for others generally consists of collecting mortgage payments, disbursing payments to investors and processing foreclosures. Loan servicing income is recorded upon receipt and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The total amount of loans being serviced for the benefit of others was $8.3 million and $12.8 million at December 31, 2002 and 2001, respectively. Loan servicing fee income was approximately $34 thousand, $44 thousand and $48 thousand for the years ended December 31, 2002, 2001 and 2000, respectively.

Excess Cost over Fair Value of Net Assets Acquired

The excess costs over the fair value of assets acquired are being amortized over a five year period using the straight-line method.

Income Taxes

The Corporation computes its taxable income for both financial reporting and federal tax purposes on the accrual basis. The Corporation reports certain items of income and expense in its consolidated financial statements in periods different from those in which such items enter into the determination of taxable income. In conformity with generally accepted accounting principles, the Corporation provides for the tax effects of such timing differences in its consolidated financial statements, subject to the deferred tax asset realizability provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". These differences between pretax accounting income and taxable income for return purposes consist primarily of the calculations for loan loss allowance, real estate losses, depreciation, recognition of income and expenses associated with loan origination, profit recognition on discounted mortgages and securities income.

Reclassifications

Certain items in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the presentation in the 2002 consolidated financial statements.

Earnings Per Share

Statement of Financial Accounting Standards No. 128 (SFAS No. 128), "Earnings per Share", requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Corporation has presented both basic and diluted earnings per share as well as the reconciliation of the denominator in the Consolidated Statements of Operations.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, which provides that goodwill and intangible assets that have indefinite useful lives should not be amortized but rather should be tested annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142, effective January 1, 2002, did not have a material effect on the Consolidated Statements of Financial Condition or Consolidated Statements of Operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. It is anticipated that the adoption of SFAS No. 143 will not have a material effect on the Consolidated Statements of Financial Condition or Consolidated Statements of Operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for impairment or disposal of long-lived assets, including assets to be held and used, assets to be disposed of by other than sale, and assets to be disposed of by sale. This statement is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption by the Corporation of SFAS No. 144, effective January 1, 2002, did not have a material effect on the Consolidated Statements of Financial Conditions or Consolidated Statements of Operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this statement related to the rescission of SFAS No. 4. The adoption by the Corporation of SFAS No. 145, effective June 30, 2002, did not have a material effect on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" which superseded Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in restructuring)". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption by the Corporation of FAS 146, effective September 30, 2002, had no effect on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

In October 2002, the FASB issued SFAS 147 "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretations No. 9". This Statement requires the application of the purchase method of accounting to all acquisitions of financial institutions (except two or more mutual enterprises) and provides accounting for the recognition of certain long-term customer relationship intangible assets recognized in an acquisition of a financial institution. This Statement is effective on October 1, 2002, with earlier application permitted. The adoption of FAS 147, effective September 30, 2002, had no effect on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

In December 2002, the FASB issued statement of Financial Accounting Standards SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". This Statement amends FAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As permitted by FAS 123, the Corporation will continue to use the intrinsic value method of accounting for stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation costs have been recognized for options granted under the Stock Option Plan and there is no effect on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 clarifies the requirements of SFAS 5, "Accounting for Contingencies, relating to guarantees". The disclosure requirements of FIN 45 are effective for the Corporation as of December 31, 2002. Commitments and contingencies that have been entered into by the Corporation are disclosed in Note 18. The adoption of FIN 45 by the Corporation did not have a material effect on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities". This interpretaion provides guidance on how to identify a variable interest entity and determine when such an entity needs to be included in a company's consolidated financial statement. The Corporation does not have interest in any variable interest entities. The provisions of this interpretation became effective in January 2003. The adoption of FIN 46 by the Corporation will not have a material effect on the Consolidated Statements of Financial Condition or the Consolidated Statements of Operations.

2. INVESTMENT SECURITIES HELD TO MATURITY

A comparison of amortized cost and estimated market value of investment securities held to maturity at December 31, 2002 and 2001 are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Gov't				
Agencies	$25,914,918	$632,444	$0	$26,547,362
Municipal bonds	14,503,069	6,852	0	14,509,921
CMOs	123,809,139	750,033	(13,945)	124,545,227
Total	$164,227,126	$1,389,329	$(13,945)	$165,602,510

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Gov't				
Agencies	$82,190,157	$870,045	$(232,878)	$82,827,324
Municipal bonds	7,721,374	7,040	0	7,728,414
CMOs	106,659,768	758,413	(1,068,177)	106,350,004
Total	$196,571,299	$1,635,498	$(1,301,055)	$196,905,742

The Bank has the intent and ability to hold these securities to maturity. The amortized cost and estimated market value of investments held to maturity at December 31, 2002, by contractual maturity period are shown in the following table. Expected maturities may differ as borrowers have the right to call certain obligations. CMOs are shown separately due to the amortization and prepayment of principal occurring throughout the life of these instruments.

	December 31, 2002	
	Amortized Cost	Estimated Market Value
Due one year or less	$ 14,173,069	$ 14,173,069
Due one to five years	0	0
Due five to ten years	21,983,879	22,517,192
Due after ten years	4,261,039	4,367,022
CMOs	123,809,139	124,545,227
Total	$164,227,126	$165,602,510

During 2001, there was a required recall on CMO's held to maturity which resulted in a realized gain of $53 thousand.

3. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market value of investment securities available for sale at December 31, 2002 and 2001 are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Gov't				
Agencies	$24,993,110	$364,890	$ 0	$25,358,000
CMOs	21,978,385	207,004	(77,868)	22,107,521
MBSs	69,631,991	1,550,922	(35,473)	71,147,440
Total	$116,603,486	$2,122,816	$(113,341)	$118,612,961

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Gov't				
Agencies	$14,990,181	$ 124,780	$ (63,111)	$15,051,850
CMOs	12,377,010	247,318	(58,924)	12,565,404
MBSs	24,371,904	65,175	(84,911)	24,352,168
Total	$51,739,095	$ 437,273	$(206,946)	$51,969,422

The amortized cost and estimated market value of investments available for sale at December 31, 2002, by contractual maturity period are shown in the following table. Expected maturities may differ as borrowers have the right to call or prepay certain obligations. CMOs are shown separately due to the amortization and prepayment of principal occurring throughout the life of these instruments.

	December 31, 2002	
	Amortized Cost	Estimated Market Value
Due one year or less	$ 0	$ 0
Due one to five years	19,995,804	20,217,350
Due five to ten years	4,997,306	5,140,650
Due after ten years	69,631,991	71,147,440
CMOs	21,978,385	22,107,521
Total	$116,603,486	$118,612,961

During 2001, CMOs available for sale were sold which resulted in a realized loss of $17 thousand. There were no sales of investment securities during 2002 or 2000.

4. LOANS, NET

Loans, net at December 31, 2002 and 2001 consist of the following:

	2002	2001
Mortgage Loans	**$272,777,144**	$259,970,571
Construction Loans	**305,607**	1,254,191
Commercial Construction	**1,157,268**	4,605,752
Consumer Loans	**3,521,889**	4,582,734
Commercial Real Estate	**76,354,155**	60,626,659
Commercial Business	**12,621,048**	10,520,704
Subtotal	**366,737,111**	341,560,611
Less:		
Deferred loan fees	**745,236**	786,044
Allowance for loan losses	**4,317,475**	4,230,563
Total loans, net	**$361,674,400**	$336,544,004

At December 31, 2002 and 2001 the recorded investment in loans for which impairment had been recognized in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", totaled $2.8 million and $2.8 million, respectively. At December 31, 2002, impaired loans of $998 thousand related to loans that were individually measured for impairment with a valuation allowance of $426 thousand and $1.8 million of loans that were collectively measured for impairment with a valuation allowance of $60 thousand. At December 31, 2001 impaired loans of $1.1 million related to loans that were individually measured for impairment with a valuation allowance of $424 thousand and $1.7 million of loans that were collectively measured for impairment with a valuation allowance of $87 thousand. For the years ended December 31, 2002 and 2001, the average recorded investment in impaired loans was approximately $2.4 million and $2.9 million, respectively. During the years ended December 31, 2002 and 2001 the Corporation recognized $206 thousand and $322 thousand, respectively, of interest on impaired loans.

Loans which are 90 days delinquent as to principal and/or interest are placed on a non-accrual status and all previously accrued interest is reversed. The principal amount of non-accrual loans at December 31, 2002 and 2001 was $2.8 million and $3.0 million, respectively. Interest income on non-accrual loans that would have been recorded in 2002 under the original terms of such loans was $221 thousand, and the interest income actually recognized in 2002 for such loans was $338 thousand. Interest income on non-accrual loans that would have been recorded in 2001 under the original terms of such loans was $96 thousand, and the actual interest income recognized in 2001 for such loans was $62 thousand.

The Bank originates and purchases both adjustable and fixed interest rate loans. At December 31, 2002, the composition of these loans is as follows:

(In Thousands)	Maturing during 2003	Maturing from 2004 through 2007	Maturing after 2007	Total
Mortgage Loans (1-4 dwelling)	$ 2,090	$17,754	$252,933	$272,777
Construction Loans	306	0	0	306
Commercial Construction	1,157	0	0	1,157
Consumer Loans	1,065	1,791	666	3,522
Commercial Real Estate	3,442	12,510	60,402	76,354
Commercial Business	6,556	4,719	1,346	12,621
Total	$14,616	$36,774	$315,347	$366,737
Interest sensitivity on the above loans:				
Loans with *predetermined rates*	$ 7,127	$33,313	$244,790	$285,230
Loans with adjustable or floating rates	7,489	3,461	70,557	81,507
Total	$14,616	$36,774	$315,347	$366,737

Construction, commercial and land loans are generally indexed to the prime rate plus a percentage (generally 1% to 2%). The adjustable rate mortgage loans have interest rate adjustment limitations and are generally indexed to the one year U.S. Treasury constant maturity yield. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans. Loans pledged as collateral for advances and lines of credit from the Federal Home Loan Bank totaled $44.1 million at December 31, 2002.

Changes in the allowance for loan losses are as follows:

	Years ended December 31,		
	2002	2001	2000
Balance at beginning of year	**$4,230,563**	$3,980,347	$3,840,967
Provision charged to operations	**149,000**	221,000	240,000
Charge-offs	**(77,052)**	(45,304)	(131,740)
Recoveries	**14,964**	12,914	31,120
Increase due to merger	**0**	61,606	0
Balance at end of year	**$4,317,475**	$4,230,563	$3,980,347

5. MORTGAGE-BACKED SECURITIES HELD TO MATURITY

Mortgage-backed securities held to maturity at December 31, 2002 and 2001 are summarized as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
GNMA	$ 33,862,839	$1,693,748	$(274)	$ 35,556,313
FNMA	233,608,680	6,414,133	(47,491)	239,975,322
FHLMC	74,651,159	1,439,073	(139)	76,090,093
Total	$342,122,678	$9,546,954	$(47,904)	$351,621,728

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
GNMA	$ 54,266,773	$1,127,735	$(3,463)	$ 55,391,045
FNMA	196,556,532	1,740,513	(1,178,253)	197,118,792
FHLMC	21,670,915	659,776	(10)	22,330,681
Total	$272,494,220	$3,528,024	$(1,181,726)	$274,840,518

The Bank has the intent and ability to hold these securities to maturity. At December 31, 2002, neither a disposal, nor a condition that could lead to a decision not to hold these securities to maturity were reasonably foreseen.

6. OFFICE PROPERTIES AND EQUIPMENT, NET

Office properties and equipment at December 31, 2002 and 2001 are summarized by major classification, as follows:

	December 31,	
	2002	2001
Land, buildings and improvements	$31,025,488	$28,166,126
Furniture and equipment	6,473,211	5,830,584
Computers	5,416,997	4,749,041
Total	42,915,696	38,745,751
Less accumulated depreciation	(13,822,726)	(12,380,771)
Office properties and equipment, net	$29,092,970	$26,364,980

Depreciation expense totaled $1.7 million, $1.8 million and $1.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

7. REAL ESTATE HELD FOR DEVELOPMENT, NET

The Bank, through its wholly-owned subsidiary, Land Financial Services, Inc., had entered into several real estate investments. Real estate held for development is carried at the lower of cost or estimated net realizable value. Intercompany loans from the Bank are the primary sources of funding and have been eliminated in consolidation. Such investments in real estate at December 31, 2002 and 2001, are summarized as follows:

	December 31,	
	2002	2001
Real estate held for development	$376,694	$376,694
Valuation allowance	(288,768)	(288,768)
Net	$87,926	$87,926

In January 2003, the remaining land was sold which resulted in a net gain of $361 thousand.

8. REAL ESTATE OWNED, NET

Real estate owned, which was acquired through foreclosure and deeds in-lieu of foreclosure, totaled $291 thousand and $214 thousand, net at December 31, 2002 and 2001, respectively. Changes in the allowance for real estate owned is as follows:

	Years ended December 31,		
	2002	2001	2000
Balance at beginning of year	$381,676	$716,919	$668,239
Valuation allowance	0	(325,000)	0
Charge-offs	(2,080)	(10,243)	(9,962)
Recoveries	0	0	58,642
Balance at end of year	$379,596	$381,676	$716,919

9. DEPOSITS

Deposits at December 31, 2002 and 2001 consisted of the following major classifications and weighted average interest rates:

	December 31, 2002		
	Weighted Average Rate	**Amount**	**Percent of Total**
Non-interest checking	**0.00%**	**$134,969,939**	**16.85%**
Checking accounts	**1.18**	**155,730,226**	**19.46**
Savings accounts	**1.34**	**161,458,450**	**20.18**
Money market accounts	**1.86**	**124,795,059**	**15.59**
Certificates	**3.58**	**223,386,548**	**27.92**
Total	**1.86%**	**$800,340,222**	**100.00%**

	December 31, 2001		
	Weighted Average Rate	Amount	Percent of Total
Non-interest checking	0.00%	$120,954,278	16.57%
Checking accounts	2.16	134,601,630	18.45
Savings accounts	2.23	131,524,016	18.04
Money market accounts	2.55	86,854,749	11.91
Certificates	5.12	255,571,056	35.03
Total	2.99%	$729,505,729	100.00%

The aggregate amount of certificates of deposit in excess of $100 thousand totaled $28.1 million. Deposits from related parties totaled $1.6 million at December 31, 2002. A summary of certificates by maturity at December 31, 2002 is as follows:

Years ended December 31,	Amount
2003	**$168,603,390**
2004	**23,839,898**
2005	**13,712,958**
2006	**10,679,426**
2007	**6,382,301**
Thereafter	**168,575**
Total	**$223,386,548**

A summary of interest expense on deposits is as follows:

	Years ended December 31,		
	2002	**2001**	**2000**
Checking accounts	**$ 1,620,862**	$ 2,711,539	$ 3,508,791
Savings accounts	**1,920,339**	2,644,185	3,045,369
Money market accounts	**2,033,447**	1,926,269	1,864,489
Certificates	**8,369,748**	12,790,863	12,473,540
Total interest expense	**$13,944,396**	$20,072,856	$20,892,189

10. ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2002, the Bank had advances from the Federal Home Loan Bank of New York (FHLB) in the amount of $11.2 million with a weighted average interest rate of 1.78%. Advances are collateralized by certain first mortgage loans.

Years ended December 31,					
2002			**2001**		
Amount	**Weighted Average Rate**	**Maturity Date**	Amount	Weighted Average Rate	Maturity Date
$ 1,232,103	**5.00%**	**10/9/07**	$1,270,313	5.00%	10/9/07
10,000,000	**1.38%**	**4/15/05**			
$11,232,103	**1.78%**		$1,270,313	5.00%	

11. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

At December 31, 2002, the Bank had securities sold under the agreements to repurchase (repurchase agreements) in the aggregate amount of $225.0 million. The repurchase agreements are collateralized by U.S. Agency Notes, MBS and CMOs with a market value of $245.3 million. Accrued interest payable totaled $1.1 million at December 31, 2002.

Year ended December 31, 2002				
Counterparty	**Amount**	**Weighted Average Rate**	**Maturity Date**	**Call Feature**
FHLB	**$ 20,000,000**	**5.72%**	**12/19/07**	**12/19/03**
FHLB	**20,000,000**	**5.13%**	**1/14/08**	**11/14/03**
FHLB	**20,000,000**	**5.95%**	**8/30/10**	**12/30/03**
FHLB	**20,000,000**	**5.54%**	**10/18/10**	**2/18/03**
FHLB	**20,000,000**	**5.22%**	**12/20/10**	**12/19/03**
FHLB	**20,000,000**	**4.85%**	**12/20/10**	**12/20/03**
FHLB	**10,000,000**	**4.18%**	**2/28/11**	**12/28/03**
FHLB	**15,000,000**	**3.84%**	**4/6/11**	**11/6/03**
FHLB	**10,000,000**	**3.49%**	**8/10/11**	**12/10/03**
FHLB	**10,000,000**	**1.98%**	**11/14/11**	**11/14/03**
FHLB	**10,000,000**	**2.32%**	**1/31/12**	**1/31/03**
FHLB	**10,000,000**	**2.28%**	**2/7/12**	**2/7/03**
FHLB	**10,000,000**	**2.68%**	**4/24/07**	**4/24/03**
FHLB	**10,000,000**	**1.64%**	**8/22/12**	**8/22/03**
FHLB	**20,000,000**	**1.30%**	**10/4/12**	**10/4/03**
Total	**$225,000,000**	**4.08%**		

Year ended December 31, 2001				
Counterparty	Amount	Weighted Average Rate	Maturity Date	Call Feature
FHLB	$ 20,000,000	5.72%	12/19/07	12/19/02
FHLB	20,000,000	5.13%	1/14/08	1/14/02
FHLB	20,000,000	5.95%	8/30/10	8/28/02
FHLB	20,000,000	5.54%	10/18/10	1/18/02
FHLB	20,000,000	5.22%	12/20/10	12/19/03
FHLB	20,000,000	4.85%	12/20/10	3/19/02
FHLB	10,000,000	4.18%	2/28/11	2/28/02
FHLB	15,000,000	3.84%	4/6/11	4/6/02
FHLB	10,000,000	3.49%	8/10/11	8/10/02
FHLB	10,000,000	1.98%	11/14/11	11/14/02
Total	$165,000,000	4.86%		

12. INCOME TAXES

The Corporation's provision for income taxes differs from that computed by applying the statutory federal income tax rate to income before income taxes as follows:

	2002		2001		2000	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Tax at federal tax rate	**$4,340,770**	**34.00%**	$2,868,255	34.00%	$2,706,971	34.00%
Increase (Decrease) from:						
State income taxes, net of federal income tax benefit	**859,765**	**6.73**	174,772	2.07	163,163	2.05
Change in State Tax Rate on Deferred Tax Assets & Liabilities	**(250,965)**	**(1.97)**	0	0	0	0
Tax exempt interest income	**(82,791)**	**(0.65)**	(70,599)	(0.84)	0	0
Other	**(60,553)**	**(0.47)**	4,324	0.05	(20,058)	(0.25)
Total	**$4,806,226 (a)**	**37.64%**	$2,976,752	35.28%	$2,850,076	35.80%

(a) Includes tax benefit of extraordinary loss of $81,396.

In accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), deferred tax assets and liabilities are established for the temporary differences between accounting bases and tax bases of the Corporation's assets and liabilities at the tax rates expected to be in effect when the temporary differences are realized or settled. Management believes the existing net deductible temporary differences which give rise to the net deferred income tax assets are realizable on a more likely than not basis.

The temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2002	**2001**
Deferred income tax assets:		
Allowance for loan losses	**$1,815,129**	$1,649,358
Real estate losses	**151,611**	381,720
Compensation and pension	**116,745**	237,093
Amortization of deposit premium	**309,642**	325,128
Post retirement benefits	**199,700**	185,000
Capitalized interest	**713,093**	697,632
Accrued expenses	**226,840**	166,431
Other	**(42,852)**	59,512
Deferred tax assets	**3,489,908**	3,701,874
Deferred income tax liabilities:		
Prepaid deposit insurance premium	**12,439**	11,461
Depreciation	**249,451**	337,945
Deferred loan fees, net	**255,446**	194,066
Gross deferred tax liabilities	**517,336**	543,472
Deferred income tax assets, net	**$2,972,572**	$3,158,402

There was no change in the valuation allowance for the year ended December 31, 2002, 2001 and 2000.

The following represents the components of income tax expense for the years ended December 31, 2002, 2001 and 2000, respectively.

	2002	**2001**	**2000**
Current federal tax provision	**$3,369,485**	$3,424,066	$3,072,152
Current state tax provision	**1,389,574**	350,387	289,905
Total current provision	**4,759,059**	3,774,453	3,362,057
Deferred federal tax provision(benefit)	**384,346**	(733,022)	(469,292)
Deferred state tax provision(benefit)	**(337,179)**	(64,679)	(42,689)
Total deferred tax provision(benefit)	**47,167**	(797,701)	(511,981)
Total	**$4,806,226**	$2,976,752	$2,850,076

13. LEASES

The Bank leases eight branch locations under non-cancelable leases which expire over the next 18 years. These leases generally provide for the payment of taxes and maintenance by the lessee. Most of these operating leases provide the Bank with the option to renew the lease after the initial lease term. Future minimum rental payments under existing leases as of December 31, 2002 are as follows:

Fiscal Year	**Amount**
2003	**$ 205,826**
2004	**217,034**
2005	**217,034**
2006	**223,484**
2007 and beyond	**2,643,878**
Total	**$3,507,256**

The leases contain cost of living adjustments based on changes in the consumer price index. The minimum lease payments shown above include base rentals exclusive of any future adjustments. Total rent expense for all operating leases amounted to $275 thousand, $201 thousand and $197 thousand for fiscal years 2002, 2001 and 2000, respectively.

14. STOCKHOLDERS' EQUITY

On December 14, 1988, the Bank converted to a state chartered stock Savings Bank and simultaneously formed FMS Financial Corporation. At the time of conversion, eligible deposit account holders were granted priority in the unlikely event of a future liquidation of the Bank. The special reserve has been decreased to the extent that the balances of eligible account holders were reduced at annual determination dates. The Bank converted its charter to that of a Federal Savings Bank on October 15, 1993.

The ability of the Corporation to pay dividends to stockholders is directly dependent upon the ability of the Bank to pay dividends to the Corporation. OTS regulations restrict the ability of the Bank to pay dividends to the Corporation if such dividends reduce the net worth of the Bank below the amount required in the special reserve account and based on the Bank's net income and capital position.

The Bank is considered "well capitalized" by OTS regulation at December 31, 2002 and 2001.The following table presents the capital ratios of the Bank at December 31, 2002 and 2001.

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002 (thousands)						
Tier 1 (Core) Capital:	$71,334	6.34%	$44,973	4.0%	$56,217	5.0%
Risked Based Capital	$75,222	18.04%	$33,365	8.0%	$41,706	10.0%
Tier 1 Risked-Based Capital	$71,334	17.10%	$16,682	4.0%	$25,023	5.0%
Tangible Equity	$71,334	6.34%	$16,865	1.5%	$22,487	2.0%
December 31, 2001 (thousands)						
Tier 1 (Core) Capital	$60,432	6.25%	$38,649	4.0%	$48,311	5.0%
Risked-Based Capital	$64,221	17.59%	$29,206	8.0%	$36,507	10.0%
Tier 1 Risked-Based Capital	$60,432	16.55%	$14,603	4.0%	$18,254	5.0%
Tangible Equity:	$60,432	6.25%	$14,493	1.5%	$19,324	2.0%

15. PENSION PLAN

The Bank has a defined benefit pension plan for active employees. Net pension expense was $621 thousand, $499 thousand and $395 thousand for years ended December 31, 2002, 2001 and 2000, respectively. The components of net pension cost are as follows:

	Years ended December 31,		
	2002	**2001**	**2000**
Service cost	**($641,336)**	($594,777)	($578,116)
Interest cost	**(448,782)**	(395,140)	(362,856)
Return on assets	**504,790**	508,187	527,031
Net amortization and deferral	**(35,585)**	(17,459)	18,563
Net periodic pension cost	**($620,913)**	($499,189)	($395,378)

The following table presents a reconciliation of the funded status of the defined benefit pension plan at December 31, 2002 and 2001:

	December 31,	
	2002	**2001**
Projected benefit obligation	**$8,491,179**	$7,488,903
Fair value of plan assets	**6,512,856**	6,714,753
Unfunded (Excess) of plan assets over projected benefit obligation	**1,978,323**	774,150
Unrecognized net (loss) gain	**(1,529,695)**	72,150
Unrecognized prior service cost	**(56,117)**	(60,796)
Unrecognized net transition obligation	**(38,945)**	(69,851)
Accrued pension cost included in the consolidated balance sheet	**$ 353,566**	$ 715,653

The following table presents a reconciliation of beginning and ending balances of benefit obligations and plan assets:

	December 31,	
Change in Projected Benefit Obligation	**2002**	**2001**
Projected benefit obligation at beginning of year	**$7,488,903**	$6,813,938
Service cost	**641,336**	594,777
Interest cost	**448,782**	395,140
Actuarial gain	**47,334**	(178,366)
Benefits paid	**(135,176)**	(136,586)
Projected benefit obligation at end of year	**$8,491,179**	$7,488,903
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$6,714,753**	$7,310,672
Actual return of plan assets	**(1,049,721)**	(459,333)
Employer contribution	**983,000**	0
Benefits paid	**(135,176)**	(136,586)
Fair value of plan assets at end of year	**$6,512,856**	$6,714,753

Actuarial assumptions used in determining pension cost are as follows:

	Years ended December 31,		
	2002	**2001**	**2000**
Discount rate for benefit obligation	**6.00%**	6.00%	6.00%
Rate of increase in compensation levels and social security wage base	**4.00%**	4.00%	4.00%
Expected long-term rate of return on plan assets	**7.00%**	7.00%	7.00%

In addition to providing pension plan benefits, the Bank provides certain health care and life insurance benefits to certain retired employees. In accordance with the provisions of Statement of Financial Accounting Standards No. 106, "Employer Accounting for Post Retirement Benefits other than Pensions" (SFAS No. 106) the expected cost of such benefits must be actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive benefits. The accumulated post-retirement benefit obligation is not funded but is reflected in the statement of financial condition as a liability.

The net periodic post-retirement benefit cost includes the following components:

	December 31,		
	2002	**2001**	**2000**
Interest cost	**$54,000**	$47,737	$34,748
Amortization of prior service cost	**(14,499)**	(14,499)	(14,499)
Amortization of loss (gain)	**29,561**	12,077	0
Net periodic post-retirement benefit cost	**$69,062**	$45,315	$20,249

The assumed discount rate used in the calculation for net periodic post-retirement benefit cost was 7.25% and 7.50% for 2002 and 2001, respectively. The assumed health care cost trend rate for 2002 was 10.0% and was graded down in 0.5% increments per year to an ultimate rate of 5.0% per year. The impact of a 1% increase in the assumed health care cost trend for each future year would be as follows:

	December 31, 2002
Accumulated post-retirement obligation at year end	**$57,588**
Service and Interest Cost	**$ 3,599**

The following table summarizes the amounts recognized in the Bank's balance sheet:

	December 31,	
	2002	**2001**
Accumulated post-retirement benefit obligation	**$(798,214)**	$(662,507)
Unrecognized prior service cost	**(41,080)**	(55,579)
Unrecognized net loss	**316,305**	186,104
Accrued post-retirement benefit cost	**$(522,989)**	$(531,982)

The assumed discount rate used in the calculation for the accumulated post-retirement benefit obligation as of December 31, 2002 and 2001 was 6.5% and 7.25%, respectively.

16. LONG-TERM DEBT

The Corporation formed a wholly-owned subsidiary, FMS Statutory Trust 1 ("the Trust") in March 2002. The Trust issued $25.0 million of floating rate capital securities. The interest rate resets every three months to LIBOR plus 360 basis points, with an initial rate of 5.59% and will not exceed 11.0% through the first five years from its issuance. The proceeds were used for the paydown of the $10.0 million subordinated debentures, expansion of the Bank's operations and general corporate purposes. On August 1, 2002, the Corporation redeemed its $10.0 million subordinated debentures. The early redemption was at a price of 101%. The cost of redemption and the remaining unamortized bond issuance costs were recorded as a one-time extraordinary charge to net income of $134 thousand, net of $81 thousand in tax benefits.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The disclosure of the fair value of all financial instruments is required, whether or not recognized on the balance sheet, for which it is practical to estimate fair value. In cases where quoted market prices are not available, fair values are based on assumptions including future cash flows and discount rates. Accordingly, the fair value estimates cannot be substantiated, may not be realized, and do not represent the underlying value of the Corporation.

The Corporation uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying value is a reasonable estimate of fair value.

Investment securities held to maturity, securities available for sale and mortgage-backed securties: Fair value is equal to quoted market prices.

FHLB Stock: The stock of FHLB is issued only to FHLB member institutions and is redeemable only by another member institution or the FHLB at its $100 per share par value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is the carrying value. For other categories of loans such as residential mortgages, commercial and consumer loans, fair value is estimated based on discounting the estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar collateral and credit ratings and for similar remaining maturities.

Deposit liabilities: For checking, savings and money market accounts, fair value is the amount payable on demand at the reporting date. For certificates of deposits, fair value is estimated using the rates currently offered for deposits with similar remaining maturities.

Securities sold under agreements to repurchase: For investment securities with a quoted market price, fair value is equal to quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Subordinated debentures: Fair value is estimated using the quoted average of the broker bid and ask prices at year end.

Advances from FHLB: The carrying value is a reasonable estimate of fair value due to the short term nature of these obligations.

Trust capital securities: Fair value is estimated using quoted market prices for similar securities.

Commitments to extend credit and standby letters of credit: For commitments and standby letters of credit expiring within 90 days or with a variable rate, the settlement amount is a reasonable estimate of fair value. For commitments and standby letters of credit expiring beyond 90 days or with a fixed rate, the fair value is the present value of the obligations based on current loan rates.

At December 31, 2002 and December 31, 2001, the carrying amount and the estimated market value of the Corporation's financial instruments are as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Estimated Market Value	Carrying Amount	Estimated Market Value
Financial assets:				
Cash and cash equivalents	$ 88,410,346	$ 88,410,346	$ 63,359,124	$ 63,359,124
Investment securities held to maturity and investment securities available for sale	$ 282,840,087	$284,215,471	$ 248,540,721	$ 248,875,164
Mortgage-backed securities	$ 342,122,678	$351,621,728	$ 272,494,220	$ 274,840,518
FHLB Stock	$ 12,061,720	$ 12,061,720	$ 8,313,620	$ 8,313,620
Loans, net of unearned income	$ 365,991,875	$377,166,278	$ 340,774,567	$ 347,846,348
Less: Allowance for possible loan losses	$ (4,317,475)	$ (4,317,475)	$ (4,230,563)	$ (4,230,563)
Loans, net	$ 361,674,400	$372,848,803	$ 336,544,004	$ 343,615,785
Financial liabilities:				
Deposits				
Checking, passbook, and money market accounts	$ 576,953,764	$576,953,764	$ 473,934,673	$ 473,934,673
Certificates	$ 223,386,458	$225,792,088	$ 255,571,056	$ 256,997,077
Securities sold under agreements to repurchase	$ 225,000,000	$245,302,000	$ 165,000,000	$ 173,890,500
Subordinated debentures	$ 0	$ 0	$ 10,000,000	$ 10,274,000
Advances from the Federal Home Loan Bank	$ 11,232,103	$ 11,086,972	$ 1,270,313	$ 1,278,908
Trust capital securities-FMS Statutory Trust 1	$ 25,000,000	$ 25,195,375	$ 0	$ 0

18. COMMITMENTS AND CONTINGENCIES

The Bank has outstanding loan commitments of $48.7 million as of December 31, 2002. Of these commitments outstanding, the breakdown between fixed and variable rate loans is as follows:

	December 31, 2002		
	Fixed Rate	Variable Rate	Total
Commitments to fund loans	$15,537,238	$12,529,411	$28,066,649
Unused lines:			
Construction	0	2,911,066	2,911,066
Equity line of credit loans	0	17,754,458	17,754,458
Total	$15,537,238	$33,194,935	$48,732,173

In addition to outstanding loan commitments, the Bank as of December 31, 2002, issued $3.3 million in standby letters of credit to guarantee performance of a bank customer to a third party.

Commitments and standby letters of credit are issued in accordance with the same loan policies and underwriting standards as settled loans. Since some commitments and standby letters of credit are expected to expire without being drawn down, these amounts do not necessarily represent future cash requirements.

19. LITIGATION

There were no significant pending legal proceedings at December 31, 2002 which are expected to have a material impact on the Corporation's financial position or results of operations.

20. LOANS TO EXECUTIVE OFFICERS AND DIRECTORS

Regulation O provides that all loans to executive officers and directors be made on substantially the same terms and conditions as are available to the general public. However, executive officers are permitted to participate in rate discount programs available to all employees.The rate discounts are available to employees as long as they are employed at the Bank. If employment is terminated, the rate discount ceases from the date of termination. At December 31, 2002 and 2001, loans made to directors and executive officers whose indebtedness exceeded $60 thousand amounted to $4.3 million and $3.1 million, respectively. During 2002, new loans to these individuals totaled $1.8 million and repayments totaled $674 thousand.

21. STOCK OPTIONS

The Corporation has established a stock compensation plan (the "Plan") for executive officers and other selected employees of the Corporation. The Plan consists of incentive stock options intended to qualify under Section 422A of the Internal Revenue Code of 1986. These stock options may be surrendered and stock appreciation rights may be granted in their place, with the approval of the Corporation.

A total of 115,000 shares of authorized but unissued common stock of the Corporation have been reserved for future issuance under the Plan. The option price per share for options granted may not be less than the fair market value of the common stock on the date of grant. At December 31, 2002, the option exercise prices were $5.333 and $10.00. Options are fully vested at the date of grant and must be exercised within ten years.

The following table summarizes information about stock options outstanding at December 31, 2002.

Exercise Price	Outstanding Options	Average Life (1)	Exercisable Options
$ 5.33	36,000	2.9	36,000
$10.00	79,000	5.8	79,000
$ 8.54	115,000	4.9	115,000

(1) Average contractual life in years

A summary of the status of the Corporation's Stock Option Plan as of December 31, 2002, 2001 and 2000 and changes during the years ending on those dates is presented below.

	Years Ended December 31,					
	2002		2001		2000	
Outstanding at the Beginning of the year	**121,925**	**$8.56**	175,418	$6.34	205,518	$ 5.94
Options exercised	**(925)**	**1.29**	(50,993)	1.29	(100)	1.29
Options surrendered	**(6,000)**	**10.00**	(2,500)	1.29	(30,000)	3.61
Outstanding at the End of the year	**115,000**	**$8.54**	121,925	$8.56	175,418	$ 6.34

On January 1, 1996, the Corporation adopted Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123). As permitted by SFAS No. 123, the Corporation has chosen to continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for options granted under the Plan.

22. RISKS AND UNCERTAINTIES

The earnings of the Corporation depend on the earnings of the Bank. The earnings of the Bank depend primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, the operations of the Bank are subject to risks and uncertainties surrounding its exposure to changes in the interest rate environment.

Significant estimates are made by management in determining the allowance for loan losses and carrying values of real estate owned and real estate held for development. Consideration is given to a variety of factors in establishing these estimates including current economic conditions, diversification of the loan portfolio, delinquency statistics, results of loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Since the allowance for loan losses and carrying value of real estate assets and real estate held for development is dependent, to a great extent, on the general economy and other conditions that may be beyond the Bank's control, it is at least reasonably possible that the estimates of the allowance for loan losses and the carrying values of the real estate assets could differ materially in the near term.

23. PARENT COMPANY FINANCIAL INFORMATION

The financial statements for FMS Financial Corporation are as follows:

FMS Financial Corporation Statements of Financial Condition	December 31, 2002	December 31, 2001
Assets:		
Cash	**$ 1,447,088**	$ 1,901,529
Investment in subsidiary	**73,795,337**	60,667,120
Investment securities	**0**	1,000,000
Intercompany receivable (payable), net	**7,108,475**	(1,065,179)
Trust capital securities issue costs, net	**717,999**	0
Subordinated debentures issue costs, net	**0**	149,069
Other	**554,733**	168,840
Total Assets	**$83,623,632**	$62,821,379
Liabilities:		
10% Subordinated debentures due 2004	**$0**	$10,000,000
Trust capital securities-FMS Statutory Trust 1	**25,774,000**	0
Dividends payable	**193,914**	201,531
Accrued interest payable	**17,899**	416,667
Total Liabilities	**25,985,813**	10,618,198
Stockholders' Equity:		
Preferred stock - $.10 par value 5,000,000 shares authorized; none issued		
Common stock - $.10 par value 10,000,000 shares authorized; shares issued 7,949,809 and 7,948,884 and shares outstanding 6,463,811 and 6,717,705 as of December 31, 2002 and 2001, respectively	**794,981**	794,888
Paid-in capital in excess of par	**8,279,525**	8,278,423
Accumulated comprehensive income - net of deferred income taxes	**1,216,053**	147,496
Retained earnings	**58,233,840**	51,055,818
Less: Treasury Stock (1,485,998 and 1,231,179 shares, at cost at December 31, 2002 and 2001, respectively)	**(10,886,580)**	(8,073,444)
Total Stockholders' Equity	**57,637,819**	52,203,181
Total Liabilities and Stockholders' Equity	**$83,623,632**	$62,821,379

FMS Financial Corporation Statements of Operations	Years Ended December 31, 2002	2001	2000
Intercompany interest income	**$ 848,662**	$ 560,750	$ 560,750
Interest expense	**(1,742,660)**	(1,057,348)	(1,057,348)
Dividends from subsidiary	**2,400,000**	2,400,000	2,150,000
Equity in undistributed income of subsidiary	**6,284,466**	3,387,046	3,289,357
Income before taxes	**7,790,468**	5,290,448	4,942,759
Income tax benefit	**303,958**	168,843	168,843
Extraordinary Loss	**(133,682)**	0	0
Net income	**$7,960,744**	$5,459,291	$5,111,602

These statements should be read in conjunction with the other notes related to the consolidated financial statements.

FMS Financial Corporation Statements of Cash Flows	For Years Ended December 31, 2002	2001	2000
Operating Activities			
Net income	**$7,960,744**	$5,459,291	$5,111,602
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary loss on retirement of debt	**133,682**	0	0
Equity in undistributed earnings of the subsidiary	**(6,284,466)**	(3,387,046)	(3,289,357)
Amortization of issue costs	**94,462**	57,348	57,348
Decrease in interest payable	**(398,768)**	0	0
(Increase) Decrease in intercompany receivable, net	**(8,173,654)**	(27,909)	3,278,397
Other	**(304,498)**	0	0
Net cash (used) provided by operating activities	**(6,972,498)**	2,101,684	5,157,990
Investing Activities			
Proceeds from maturities of investment securities	**1,000,000**	0	0
Net cash provided by investing activities	**1,000,000**	0	0
Financing Activities			
Purchase of treasury stock	**(2,813,136)**	(432,840)	(3,789,148)
Repayment of subordinated debentures	**(10,100,000)**	0	0
Proceeds from issuance of trust capital securities	**24,221,532**	0	0
Investment in subsidiary	**(5,001,195)**	(65,868)	(129)
Cash dividends paid on common stock	**(790,339)**	(804,875)	(833,143)
Proceeds from issuance of stock	**1,195**	65,868	129
Net cash provided (used) by financing activities	**5,518,057**	(1,237,715)	(4,622,291)
DECREASE IN CASH AND CASH EQUIVALENTS	**(454,441)**	863,969	535,699
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**1,901,529**	1,037,560	501,861
CASH AND CASH EQUIVALENTS, END OF YEAR	**$1,447,088**	$1,901,529	$1,037,560

These statements should be read in conjunction with the other notes related to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of FMS Financial Corporation:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of FMS Financial Corporation and Subsidiary ("the Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, PA
February 13, 2003

FMS FINANCIAL CORPORATION

MANAGEMENT REPORT

To the Federal Deposit Insurance Corporation and the Office of Thrift Supervision:

FINANCIAL STATEMENTS

Management of FMS Financial Corporation and Subsidiary ("the Corporation") is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements, and Thrift Financial Report (TFR) filed with the Office of Thrift Supervision, as of December 31, 2002, and for the year then ended. The published consolidated financial statements have been prepared in accordance with generally accepted accounting principles, and the Thrift Financial Report has been prepared in accordance with the Office of Thrift Supervision reporting instructions, and, as such, include some amounts that are based upon judgments and estimates of management.

INTERNAL CONTROL STRUCTURE OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting. The system contains monitoring mechanisms and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to consolidated financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, management believes that the Corporation maintained an effective internal control structure over financial reporting as of December 31, 2002.

COMPLIANCE WITH LAWS AND REGULATIONS

Management is also responsible for compliance with federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the Office of Thrift Supervision as safety and soundness laws and regulations.

Management assessed its compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation has complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2002.

Craig W. Yates
President and Chief Executive Officer

Channing L. Smith
Vice President and Chief Financial Officer

FMS Financial Corporation
Burlington, New Jersey
February 13, 2003

CORPORATE INFORMATION

ANNUAL MEETING

The 2003 Annual Shareholders' Meeting of FMS Financial Corporation will be held at 10:00 a.m., on the 24th day of April, 2003 at the Riverton Country Club, Highland Avenue off of Route 130, Riverton, New Jersey.

STOCK MARKET INFORMATION

The common stock of FMS Financial Corporation is traded over-the-counter and is listed on the Nasdaq National Market System under the symbol "FMCO". Daily quotations are included in the Nasdaq National Market stock tables published in the Wall Street Journal and other leading newspapers.

The number of record holders of common stock of the Corporation as of March 3, 2003 was approximately 711, not including those shares registered in names of various investment brokers held in account for their customers.

The following table sets forth the range of closing prices, as reported by Nasdaq, for the periods ended December 31, 2002 and 2001:

	2002	
QUARTER ENDED	**HIGH**	**LOW**
March 31,	**$ 11.660**	**$ 7.870**
June 30,	**$ 12.700**	**$10.510**
September 30,	**$ 12.800**	**$ 9.150**
December 31,	**$ 15.690**	**$10.850**

	2001	
QUARTER ENDED	HIGH	LOW
March 31,	$ 9.000	$7.500
June 30,	$ 8.700	$5.500
September 30,	$ 9.000	$7.100
December 31,	$ 9.000	$7.150

The Corporation's sole operating assets are derived from its subsidiary, Farmers & Mechanics Bank. Consequently, the ability of the Corporation to accumulate cash for payment of cash dividends to stockholders is directly dependent upon the ability of the Bank to pay dividends to the Corporation. The Bank may not declare or pay a cash dividend on any of its stock if the effect of the declaration or payment of dividends would cause their regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the mutual stock conversion or (2) the regulatory capital requirements imposed by the OTS. Additionally, the Corporation must pay interest to holders of its trust capital securities before payment of cash dividends to its stockholders.

As of December 31, 2002 the Bank was a Tier 1 capital compliant institution and had available $21.5 million for dividends to the Corporation, subject to nonobjection by the OTS. It is not likely that the Corporation would request a dividend of that magnitude. The Corporation is not subject to OTS regulatory restrictions on the payment of dividends to its stockholders, but is subject to the requirements of New Jersey law, which permits the Corporation to pay dividends in cash or shares out of the Corporation's surplus, defined as the excess of net assets of the Corporation over stated capital.

BOARD OF DIRECTORS

EDWARD J. STAATS, JR.
Chairman of the Board

WAYNE H. PAGE
Vice Chairman

GEORGE J. BARBER

JOSEPH W. CLARKE, JR

DOMINIC W. FLAMINI

VINCENT R. FARIAS

JAMES C. LIGNANA

MARY WELLS

CRAIG W. YATES

ROY D. YATES

DIRECTORS EMERITUS

KAREN S. OLEKSA

HILYARD S. SIMPKINS

BANK OFFICERS

CRAIG W. YATES*
President

JAMES E. IGO*
Sr. Vice President and Chief Lending Officer

CHANNING L. SMITH*
Vice President and Chief Financial Officer

THOMAS M. TOPLEY*
Sr. Vice President of Operations and Corporate Secretary

MERLE A. BROWN
Vice President, Branch Administration and Security Officer

DOUGLAS B. HALEY
Vice President, Consumer Lending

AMY J. HANNIGAN
Vice President and Controller

PETER S. SCHOENFELD
Vice President, Investments

KAREN D. SHINN
Vice President, Operations

FRANK E. SMITH
Vice President, Facilities and Design

MARCELLA F. HATCHER*
Assistant Secretary

* Officers of Bank and Holding Company

MARKET MAKERS

The following companies were making a market in the Corporation's common stock at December 31, 2002:

Advest, Inc.
280 Trumbull Street
1 Commercial Plaza
Hartford, CT 06103
(203) 541-5441

Robert W. Baird & Co., Inc.
4300 W. Cypress Street
Tampa, FL 33607
(813) 877-4000

Ryan Beck & Co.
80 Main Street
W. Orange, NJ 07052
(973) 597-6000

Trident Securities
1275 Peachtree Street, NE
Suite 460
Atlanta, GA
(404) 249-7700

FORM 10-K AND OTHER FINANCIAL INQUIRIES

The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission will be furnished to shareholders of the Corporation upon written request without charge. Shareholders, analysts and others seeking this and other requests for information relating to stock, annual shareholders' meeting and related matters on FMS Financial Corporation, should contact the Corporate Secretary at the Executive Offices.

Transfer Agent and Registrar
American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Auditors
PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market St.
Philadelphia, PA 19103

FMS FINANCIAL CORPORATION

FARMERS & MECHANICS BANK
EXECUTIVE AND ADMINISTRATIVE OFFICES
3 Sunset Road and 811 Sunset Road
Burlington NJ 08016
(609) 386-2400

MAIN BRANCH
3 Sunset Road & Route 541
Burlington, NJ 08016
(609) 387-2728

AUDUBON
157 S. White Horse Pike
Audubon, NJ 08106
(856) 672-9070

BEVERLY
414 Cooper Street
Beverly, NJ 08010
(609) 239-4066

BORDENTOWN
335 Farnsworth Avenue
Bordentown, NJ 08505
(609) 291-8200

BROWNS MILLS
93 Pemberton-Browns Mills Road
Browns Mills, NJ 08015
(609) 893-5540

BURLINGTON CITY
352 High Street
Burlington, NJ 08016
(609) 386-4643

BURLINGTON TOWNSHIP
809 Sunset Road
Burlington, NJ 08016
(609) 387-1150

BURLINGTON-NECK ROAD
1029 Neck Road
Burlington, NJ 08016
(609) 239-4500

CHESTERFIELD
305 Bordentown-Chesterfield Road
Chesterfield, NJ 08620
(609) 324-1256

CINNAMINSON
1703 Highland Avenue
Cinnaminson, NJ 08077
(856) 303-1870

DELANCO
801 Burlington Avenue
Delanco, NJ 08075
(856) 824-0067

DELRAN
3002 Route 130 North
Delran, NJ 08075
(856) 764-3740

EASTAMPTON
1191 Woodlane Road
Eastampton, NJ 08060
(609) 261-6400

EDGEWATER PARK
1149 Cooper Street
Edgewater Park, NJ 08010
(609) 387-0046

FLORENCE
220 West Front Street
Florence, NJ 08518
(609) 499-4960

LARCHMONT
3220 Route 38
Mount Laurel, NJ 08054
(856) 235-6666

LUMBERTON
1636-61 Route 38 & Eayrestown Road
Lumberton, NJ 08048
(609) 267-6811

MARLTON
42 Main Street
Marlton, NJ 08053
(856) 596-6555

MEDFORD
200 Tuckerton Road
Medford, NJ 08055
(856) 596-4300

MEDFORD LAKES
700 Stokes Road
Medford, NJ 08055
(609) 654-6373

MEDFORD VILLAGE
1 S. Main Street at Bank Street
Medford, NJ 08055
(609) 714-1115

MOORESTOWN
53 East Main Street
Moorestown, NJ 08057
(856) 235-0544

MOUNT HOLLY
555 High Street
Mount Holly, NJ 08060
(609) 261-0975

MOUNT LAUREL
4522 Church Road
Mount Laurel, NJ 08054
(856) 235-4445

MT. LAUREL – FELLOWSHIP
301 Fellowship Road
Mount Laurel, NJ 08054
(856) 222-9364

PEMBERTON
25 Fort Dix Road
Pemberton, NJ 08068
(609) 726-9111

PENNSAUKEN
Route 130 & Merchantville Avenue
Pennsauken, NJ 08110
(856) 663-9200

RIVERSIDE
2 Scott Street & Pavilion Avenue
Riverside, NJ 08075
(856) 461-4333

RIVERTON
604 Main Street
Riverton, NJ 08077
(856) 786-5333

SOUTHAMPTON
1841 Route 70
Southampton, NJ 08088
(609) 859-2700

TABERNACLE
1507 Route 206
Tabernacle, NJ 08088
(609) 268-5993

WAL*MART BURLINGTON
2106 Burlington-Mt. Holly Road
Burlington, NJ 08016
(609) 386-5960

WAL*MART CINNAMINSON
2501 Route 130 South
Cinnaminson, NJ 08077
(856) 303-1395

WAL*MART HAMILTON
700 Market Place Boulevard
Hamilton, NJ 08691
(609) 585-2252

WAL*MART LUMBERTON
1740 Rt. 38
Mount Holly, NJ 08060
(609) 702-9800

WILLINGBORO
399 Charleston Road
Willingboro, NJ 08046
(609) 877-2888

WILLINGBORO EAST
611 Beverly-Rancocas Road
Willingboro, NJ 08046
(609) 871-4900

WILLINGBORO ROUTE 130
Route 130 & Van Sciver Parkway
Willingboro, NJ 08046
(609) 871-6009

WILLINGBORO WEST
1 Rose Street & Beverly-Rancocas Road
Willingboro, NJ 08046
(609) 835-4700

FMS
FINANCIAL CORPORATION
3 Sunset Road
Burlington, N.J. 08016
Telephone (609) 386-2400